VIA EMAIL

January 29, 2017

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re: Foundation Building Materials, Inc.’s Registration Statement on Form S-1 Filed January 13, 2017 (File No. 333-215557)

Dear Ms. Long:

Pursuant to discussions between Sherry Haywood and Mindy Hooker and our outside counsel, Foundation Building Materials, Inc. is hereby providing you with draft revisions to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”) in respect of changes addressing the Staff’s comment letter dated January 27, 2017 (the “Comment Letter”). Specifically, attached hereto as Appendix A are the draft revisions addressing the comments in the Comment Letter.

If you have any questions or comments, we stand ready to respond as quickly as possible. If you wish to discuss, you can reach me at (657) 900-3157 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242. Thanks again for your assistance.

Sincerely,

Richard Tilley

General Counsel

Cc: Jeff Chapman, Esq.

Peter Wardle, Esq.

Douglass M. Rayburn, Esq.

Samantha Crispin, Esq.

Appendix A

THE OFFERING

Common stock offered by us

12,800,000 shares

Common stock offered by the selling stockholder

1,920,000 shares if the underwriters exercise in full their option to purchase additional shares

Common stock to be outstanding immediately after this offering

42,774,239 shares

Use of proceeds

We estimate our proceeds from this offering will be approximately $207.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. We intend to use net proceeds from this offering to repay amounts outstanding under the ABL Credit Facility, which was $190.0 million as of September 30, 2016, and the remainder for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder. See the sections entitled “Use of Proceeds,” “Principal and Selling Stockholders” and “Underwriting.”

Dividend policy

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. See the section entitled “Dividend Policy.”

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 3% of the common stock offered by this prospectus for sale to our director, director nominees, officers and certain of our employees and other persons associated with us. The sales will be made by RBC Capital Markets, LLC, an underwriter of this offering, through a Directed Share Program. If these persons purchase common stock it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Risk factors

You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 24, together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Conflicts of Interest

An affiliate of RBC Capital Markets, LLC is a lender under our senior secured asset based revolving credit facility dated August 9, 2016, or the ABL Credit Facility. As described in the section entitled “Use of Proceeds,” a portion of the net proceeds from this offering will be used to repay borrowings under the ABL Credit Facility. Because more than 5% of the proceeds of this offering will be received by an affiliate of RBC Capital Markets, LLC, a lender under the ABL Credit Facility, this offering is being conducted in compliance with Rule 5121, as administered by the Financial Industry Regulatory Authority, or FINRA. Deutsche Bank Securities Inc. has agreed to act as the qualified independent underwriter with respect to this offering and has performed due diligence investigations and participated in the preparation of this registration statement. See the section entitled “Underwriting — Conflicts of Interest.”

NYSE Symbol

“FBM”

The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of January 31, 2017 and excludes 3,636,000 shares reserved for issuance under our equity incentive plan (under which no equity awards have been granted as of such date). We intend to grant equity awards representing an aggregate of approximately 332,420 shares of common stock to our executive officers, certain employees and certain director nominees under our equity incentive plan at the time of the pricing of this offering. The awards to be granted to our executive officers and certain employees will be a mix of stock options with an exercise price equal to the offering price and restricted stock units, all of which will vest in four equal installments on the first four anniversaries of the grant date. The awards to be granted to certain of our directors will be restricted stock units which vest in full on the first anniversary of the grant date. In addition, in connection with or following the consummation of this offering, we intend to grant an aggregate of 94,220 shares of common stock to our non-executive officer employees under our equity incentive plan.

Unless otherwise indicated, this prospectus:

assumes the completion of the Reorganization;

gives effect to a 29,974.239 for one stock split, which will occur prior to the effective date of the registration statement;

assumes an initial public offering price of $18.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus; and

assumes no exercise of the underwriters’ option to purchase up to an additional 1,920,000 shares of our common stock.

LSF9 CYPRESS HOLDINGS, LLC
Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Information

(dollars in thousands)	Pro Forma Nine Months Ended September 30, 2016	Pro Forma Nine Months Ended September 30, 2015	Pro Forma Year Ended December 31, 2015	Successor Nine Months Ended September 30, 2016	Predecessor Nine Months Ended September 30, 2015	Successor October 9 to December 31, 2015	Predecessor January 1 to October 8, 2015
Statements of Operations Data:							
Net sales	$ 1,417,357	$ 1,326,827	$ 1,761,093	$ 930,315	$608,964	$ 192,539	$628,066
Cost of goods sold (exclusive of depreciation and amortization)	1,022,836	965,352	1,281,866	665,767	440,539	143,333	452,909
Gross profit	**394,521**	**361,475**	**479,227**	**264,548**	**168,425**	**49,206**	**175,157**
Operating expenses:							
Selling, general and administrative expenses	315,531	279,330	376,133	206,280	126,102	44,196	131,524
Depreciation and amortization	48,898	43,208	57,554	33,605	15,125	7,170	15,615
Acquisition related expenses	—	—	—	12,478	12,542	3,464	39,691
Total operating expenses	364,429	322,538	433,687	252,363	153,769	54,830	186,830
Income (loss) from operations	**30,092**	**38,937**	**45,540**	**12,185**	**14,656**	**(5,624)**	**(11,673)**
Interest expense	(44,181)	(43,496)	(58,086)	(37,202)	(15,717)	(7,044)	(19,090)
Other income (expense), net	5,235	(6,150)	(6,547)	93	14	9	14
Loss before income taxes	**(8,854)**	**(10,709)**	**(19,093)**	**(24,924)**	**(1,047)**	**(12,659)**	**(30,749)**
Income tax expense (benefit)	515	(3,026)	(5,846)	(5,358)	(1,325)	(4,733)	(1,294)
Net income (loss)	**$ (9,369)**	**$ (7,683)**	**$ (13,247)**	**$ (19,566)**	**$ 278**	**$ (7,926)**	**$ (29,455)**
Pro forma basic and diluted net loss per share							
Basic	$ (0.22)	$ (0.18)	$ (0.31)	$ (0.65)		(0.26)	
Diluted	$ (0.22)	$ (0.18)	$ (0.31)	$ (0.65)		(0.26)	
Weighted average number of shares used in calculating net loss per share							
Basic	42,774,239	42,774,239	42,774,239	29,974,239		29,974,239	
Diluted	42,774,239	42,774,239	42,774,239	29,974,239		29,974,239	
Non-GAAP Measures:							
Adjusted EBITDA[1]	$ 88,251	$ 83,987	$ 112,424	$ 55,051	$ 31,623	$ 8,969	$ 5,849
Adjusted EBITDA as a percentage of net sales	6.2%	6.3%	6.4%	5.9%	5.2%	4.7%	0.9%
Balance Sheet Data (at period end):							
Cash and cash equivalents	$ 40,628			$ 23,393		$ 10,662	
Total assets	1,291,558			1,274,323		763,387	
Long-term obligations[2]	740,123			725,123		300,315	
Total equity	340,622			338,198		290,751	

Selected Operating Data:	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Branches (as of period end)	219	86
Employees (as of period end)	3,401	1,491

(1) Adjusted EBITDA is a non-GAAP measure. See the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information" for a discussion of how we define and calculate this measure and why we believe this is important.

22

USE OF PROCEEDS

We estimate that our proceeds from this offering will be approximately $207.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed offering price of $18.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering as follows:

• to repay amounts outstanding under the ABL Credit Facility, which was $190.0 million as of September 30, 2016; and

• the remainder for working capital and other general corporate purposes.

The terms of the ABL Credit Facility, including the interest rate and maturity thereof, are described in detail in the section entitled “Description of Certain Indebtedness—ABL Credit Facility.”

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Each $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $12.0 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The selling stockholder will receive approximately $34.6 million in gross proceeds from this offering if the underwriters exercise in full their option to purchase additional shares, based on an assumed offering price of $18.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholder.

An affiliate of RBC Capital Markets, LLC is a lender under the ABL Credit Facility. A portion of the net proceeds from this offering will be used to repay borrowings under the ABL Credit Facility. As a result, more than 5% of the net proceeds from this offering will be paid to an affiliate of RBC Capital Markets, LLC. Therefore, this offering is being made in compliance with FINRA Rule 5121. As a result of this conflict of interest, Deutsche Bank Securities Inc. has agreed to act as the qualified independent underwriter with respect to this offering. See the section entitled “Underwriting—Conflicts of Interest.”

Nine months ended September 30, 2016 Nine months ended September 30, 2016 Year ended December 31, 2015

(in thousands)

(Increase) decrease

Interest expense $2,494 $2,494 $3,325

Income tax (benefit) expense 873 873 1,164

As described in greater detail in the section entitled “Certain Relationships and Related-Party Transactions—Tax Receivable Agreement,” in connection with this offering, we will enter into a tax receivable agreement with Lone Star that will provide for the payment by us to Lone Star of 90% of the amount of Covered Tax Benefits. The anticipated payments under the tax receivable agreement that are related to the Covered Tax Benefits have been reflected in the pro forma adjustments.

For purposes of the tax receivable agreement, the aggregate reduction in income tax payable by us will be computed by comparing our assumed income tax liability with our hypothetical liability had we not been able to utilize the Covered Tax Benefits. The agreement will become effective upon completion of this offering and will remain in effect until all such Covered Tax Benefits remain.

Adjustment also reflects the impact of the tax receivable agreement, as described in the section entitled “Certain Relationships and Related-Party Transactions—Tax Receivable Agreement,” which results in an increase of $205 million in liability to Lone Star and a decrease of $205 million in Additional paid in capital to reflect the distribution to Lone Star. Based upon our preliminary estimates, we estimate that the liability will be between

$190 million and $220 million. We considered the following tax attributes when calculating the range of liability in respect of the tax receivable agreement: estimates of net operating losses for the year ended December 31, 2016 and the period from January 1, 2017 through the date of this offering, availability of net operating losses to offset taxable income, valuation metrics which determine the timing and amount of payments under the LTIP, timing of depreciation and amortization deductions related to recently acquired assets and interest calculations under the tax receivable agreement in connection with these factors. We have assumed a liability of $205 million for the pro forma adjustment as of the offering date, which is subject to change. We have provided a range of potential values because there could be movement in any of the tax attributes listed above between now and the date of this offering based on our operating activity through the date of this offering. The liability under the tax receivable agreement will be recorded at the time of this offering, and payments under the agreement generally will be made as covered tax assets are utilized in such a way as to result in a reduction of cash tax paid by us. Payments under the tax receivable agreement generally are determined based on the filing of income tax returns. Unless benefit calculations are contested pursuant to the terms of the tax receivable agreement, payments are expected to be made within three months of the tax filing which gave rise to the payment. Our liability under the tax receivable agreement is not expected to result in material deferred taxes given that this offering does not result in a step up in tax basis. However, deferred taxes associated with the imputed interest component of the tax receivable agreement are expected to result in a deferred tax asset that is less than $10.0 million.

(12) The pro forma earnings per share data for the nine months ended September 30, 2016 and September 30, 2015 and year ended December 31, 2015 is based on our historical combined statement of operations after giving effect to the following as if they occurred at the beginning of the period: (1) a 29,974.239 to 1 stock split which will occur prior to the effective date of the registration statement ; (2) the Reorganization in which all entities will be consolidated under a new parent entity (Foundation Building Materials, Inc.); and (3) the issuance and sale of the shares of common stock to be issued in the offering.

The accompanying financial statement gives effect to a 29,974.239 to 1 stock split of the common stock of Foundation Building Materials, Inc. which will occur prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 29,974.239 to 1 stock split of the common stock of Foundation Building Materials, Inc. described in the second paragraph of Note 3 to the financial statement and assuming that from November 4, 2016, to the date of such completion no other material events have occurred that would affect the accompanying financial statement or disclosure therein.

/s/ Deloitte & Touche LLP

Costa Mesa, CA

January 30, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member

Foundation Building Materials, Inc.

We have audited the accompanying balance sheet of Foundation Building Materials, Inc. (the “Company”) as of October 27, 2016. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Foundation Building Materials, Inc. as of October 27, 2016, in conformity with accounting principles generally accepted in the United States of America.

Costa Mesa, CA

November 4, 2016

(except for the second paragraph of Note 3, as to which the date is February, 2017)

FOUNDATION BUILDING MATERIALS, INC.

Balance Sheet

At October 27, 2016 (inception)

October 27, 2016 USD

Assets

Total assets $—

Shareholder’s equity

Common shares, $0.001 par value—190,000,000 shares authorized and

29,974,239 shares issued and outstanding $30

Additional paid in capital 970

Due from shareholder (1,000)

Total shareholder’s equity $—

The accompanying notes are an integral part of this balance sheet.

FOUNDATION BUILDING MATERIALS, INC. Notes to Balance Sheet As of October 27, 2016 (inception)

1. Organization and Nature of the Business

Foundation Building Materials, Inc. (the “Company”) was formed on October 27, 2016 (inception). The initial stockholder of the Company is LSF9 Cypress Parent 2, LLC, (“Parent”) which holds all of the common shares authorized, issued and outstanding.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial position is prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts and disclosures in the financial statements. Actual future results could differ from these estimates and assumptions. Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented as there have been no activities for this entity. The Company’s year end is December 31.

On the date of incorporation, the sole shareholder, Parent, acquired 1,000 common shares of the Company’s authorized common shares for a consideration of $1.00 per share, or total consideration of $1,000. The amount of the subscription value in excess of the par value has been recorded as additional paid in capital.

The Company has recorded a note receivable from Parent company for the contracted subscription amount.

Offering Costs

In connection with the initial public offering (“IPO”), affiliates of the Company have or will incur legal, accounting, and related costs, which will be reimbursed by the Company upon the consummation of the IPO. Such costs will be deferred and will be recorded as a reduction of proceeds of the IPO or as an offset to equity issued, or expensed if the IPO is not consummated.

Organization Costs

Organization costs are expensed as incurred. Such costs are comprised of the legal and professional fees associated with the formation of the Company.

3. Subsequent Events

Management has performed an analysis of activities and transactions subsequent to October 27, 2016 through November 4, 2016, which is the date the financial statements were issued, to determine the need for any adjustments to or disclosures within these financial statements as of October 27, 2016 and has determined that there are no subsequent events requiring disclosure.

On January 25, 2017, the Company’s board of directors authorized and the Company’s sole shareholder approved an amendment and restatement of the Company’s certificate of incorporation to increase the number of shares of common stock, par value $0.001 per share, that the Company is authorized to issue up to 190,000,000 shares. In addition, the amendment and restatement of the certificate of incorporation will authorize the Company to issue 10,000,000 shares of preferred stock, par value $0.001 per share. On February [X], 2017 the Company’s board of directors authorized a 29,974.239 to 1 stock split of its outstanding common stock. The amendment and restatement of the certificate of incorporation will become effective prior to the effective date of the registration statement and the stock split will occur immediately following the effectiveness of the amendment and restatement of the certificate of incorporation. Accordingly, all common stock amounts in this financial statement and the notes thereto have been adjusted to reflect the 29,974.239 to 1 stock split as though it had occurred as of the date presented.

LSF9 CYPRESS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands)

Successor Predecessor

October 9, 2015 to December 31, 2015 January 1, 2015 to October 8, 2015 Year Ended December 31, 2014

Net sales $192,539 $628,066 $508,853

Cost of goods sold (exclusive of depreciation and amortization) 143,333 452,909 368,064

Gross profit 49,206 175,157 140,789

Operating expenses:

Selling, general and administrative expenses 44,196 131,524 115,462

Depreciation and amortization 7,170 15,615 11,729

Acquisition related expenses 3,464 39,691 4,683

Total operating expenses 54,830 186,830 131,874

(Loss) income from operations (5,624) (11,673) 8,915

Interest expense (7,044) (19,090) (9,980)

Other income, net 9 14 36

Loss before income taxes (12,659) (30,749) (1,029)

Income tax (benefit) expense (4,733) (1,294) 812

Net loss $(7,926) $(29,455) $(1,841)

Pro forma basic and diluted loss per share (unaudited)

(Note 17) $(0.26)

See accompanying notes to consolidated financial statements.

LSF9 CYPRESS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In connection with the entry into the Revolver and issuance of the Notes, the Company paid off and terminated the existing Senior Lien Term Loan Credit Agreement, Junior Lien Term Loan Credit Agreement and ABL Credit Agreement that were entered into on October 9, 2015.

On September 23, 2016, the Company entered into an Incremental Facility Amendment which extended borrowing commitments under the initial credit agreement by an additional $50 million, resulting in total borrowing capacity of $300 million.

Management has performed their analysis through November 4, 2016, which was the date that the financial statements were issued and has determined that there are no further subsequent events requiring disclosure.

17. UNAUDITED PRO FORMA NET LOSS PER SHARE

The pro forma earnings per share data for the successor period October 9, 2015 to December 31, 2015 based on our historical combined statement of operations after giving effect to the following as if they occurred at the beginning of the period: (1) a reorganization consolidating all entities under a new parent entity (Foundation Building Materials, Inc.), and (2) a 29,974.239 to 1 stock split with respect to the common stock of Foundation Building Materials, Inc. that will occur prior to the effective date of the registration statement.

Successor October 9, 2015 to December 31, 2015

Net loss attributable to common share holders $(7,926)

Historical outstanding common shares of the combined entity —

Effect of reorganization, issuance of shares and stock split 29,974,239

Pro forma basic weighted average outstanding common shares 29,974,239

Pro forma diluted weighted average outstanding common shares 29,974,239

Pro forma Loss per share

Basic (0.26)

Diluted (0.26)

LSF9 CYPRESS HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2016, AND DECEMBER 31, 2015

(UNAUDITED)

($ in thousands)

September 30, 2016 December 31, 2015 Pro Forma September 30, 2016 (Note 10)

Assets

Current assets

Cash and cash equivalents $23,393 $10,662 $23,393

Accounts receivable—net of allowance for doubtful accounts of $8,627 and $6,304, respectively 287,567 138,621 287,567

Other receivables 35,686 24,673 35,686

Inventories, net 153,855 71,876 153,855

Prepaid and other current assets 9,959 4,666 9,959

Total current assets 510,460 250,498 510,460

Property and equipment, net 145,007 66,141 145,007

Intangible assets, net 214,430 154,458 214,430

Goodwill 396,532 289,086 396,532

Other assets 7,894 3,204 7,894

Total assets $1,274,323 $763,387 $1,274,323

Liabilities and member’s equity

Current liabilities

Asset-based credit facility $— $70,000 $—

Accounts payable 132,087 59,193 132,087

Accrued payroll and employee benefits 25,699 10,942 25,699

Accrued taxes 9,844 5,765 9,844

Other current liabilities 28,741 9,501 28,741

Current portion of notes payable — 1,492 —

Total current liabilities 196,371 156,893 196,371

Asset-based credit facility 190,000 — 190,000

Long-term portion of notes payable, net 523,403 300,315 523,403

Tax receivable agreement liability — — 205,000

Deferred income taxes, net 8,413 15,310 8,413

Other liabilities 17,938 118 17,938

Total liabilities 936,125 472,636 1,141,125

Commitments and contingencies (Note 14)

Member’s paid in capital 364,815 298,677 159,815

Accumulated other comprehensive income 875 — 875

Accumulated deficit (27,492) (7,926) (27,492)

Total member’s equity 338,198 290,751 133,198

Total liabilities and member’s equity $1,274,323 $763,387 $1,274,323

See accompanying notes to the condensed consolidated financial statements.

LSF9 CYPRESS HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS) INCOME

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2016 (SUCCESSOR), AND

SEPTEMBER 30, 2015 (PREDECESSOR)

(UNAUDITED)

($ in thousands)

Nine Months Ended

(Successor) September 30, 2016 (Predecessor) September 30, 2015

Net sales $930,315 $608,964

Cost of goods sold (exclusive of depreciation and amortization) 665,767 440,539

Gross profit 264,548 168,425

Operating expenses

Selling, general and administrative expenses 206,280 126,102

Depreciation and amortization 33,605 15,125

Acquisition related expenses 12,478 12,542

Total operating expenses 252,363 153,769

Income from operations 12,185 14,656

Interest expense (37,202) (15,717)

Other income, net 93 14

(Loss) income before income taxes (24,924) (1,047)

Income tax benefit (5,358) (1,325)

Net (loss) income $(19,566) $278

Other comprehensive income, net of tax:

Change in foreign currency translation adjustments 153 —

Change in fair value of derivatives 722 —

Other comprehensive income 875 —

Comprehensive (loss) income $(18,691) $278

Basic and diluted loss per share (Note 10) $(0.65)

See accompanying notes to the condensed consolidated financial statements.

LSF9 CYPRESS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

10. UNAUDITED PRO FORMA NET LOSS PER SHARE AND UNAUDITED PRO FORMA BALANCE SHEET

The pro forma earnings per share data for the nine months ended September 30, 2016 is based on our historical combined statement of operations after giving effect to the following as if they occurred at the beginning of the period: (1) a reorganization consolidating all entities under a new parent entity (Foundation Building Materials, Inc.); and (2) a 29,974.239 to 1 stock split with respect to the common stock of Foundation Building Materials, Inc. that will occur prior to the effective date of the registration statement.

Nine Months Ended September 30, 2016

Net loss attributable to common share holders $(19,566)

Historical outstanding common shares of the combined entity —

Effect of reorganization, issuance of shares and stock split 29,974,239

Pro forma basic weighted average outstanding common shares 29,974,239

Pro forma diluted weighted average outstanding common shares 29,974,239

Pro forma Loss per share

Basic (0.65)

Diluted (0.65)

Upon completion of this offering, the Company will enter into a tax receivable agreement that will provide for the payment by us to Lone Star of 90% of the amount of cash savings, if any, in U.S. federal, state, local and non-U.S. income tax that we realize (or in some circumstances are deemed to realize) as a result of the utilization of our and our subsidiaries’ (i) depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis we have in our assets at the consummation of this offering, (ii) net operating losses, (iii) tax credits and (iv) certain other tax attributes. The unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2016 has been prepared to give effect to the tax receivable agreement liability as if it has occurred or existed on September 30, 2016. The unaudited pro forma condensed combined consolidated balance sheet does not reflect any proceeds of this offering.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (“AOCI”) consists of cumulative unrealized foreign currency translation adjustments and unrealized gains on certain derivative instruments.

The components of AOCI, net of tax, for the nine-month period ended September 30, 2016 were as follows ($ in thousands):

Cumulative unrealized foreign currency translation gains Unrealized gains on derivatives Total

Balance at December 31, 2015 $— $— $—

Other comprehensive income 153 722 875

Balance at September 30, 2016 $153 $722 $875